SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)


                               Glen Burnie Bancorp
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   377407 10 1
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                                 (CUSIP Number)

                                 Not Applicable
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                  Rule 13d-1(b)
                                  Rule 13d-1(c)
                               X  Rule 13d-1(d)
                              --- ---------------

--------------------------------------------         ---------------------------
CUSIP No. 377407 10 1                          13G   Page 2 of 4 Pages
          ----------------------------------              -    -
--------------------------------------------         ---------------------------

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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         John E. Demyan
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   _
                                                                        (a) |_|
                                                                             _
                                                                        (b) |_|

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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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                     5     SOLE VOTING POWER
   NUMBER OF               156,162
    SHARES
 BENEFICIALLY        -----------------------------------------------------------
 OWNED BY EACH       6     SHARED VOTING POWER
   REPORTING               0
  PERSON WITH
                     -----------------------------------------------------------
                     7     SOLE DISPOSITIVE POWER
                           156,162
                     -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         156,162
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
         CERTAIN SHARES*                                                      _
                                                                             |_|
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         9.3%
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12       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


Item 1(a).          Name of Issuer:

                    Glen Burnie Bancorp

Item 1(b).          Address of Issuer's Principal Executive Offices:

                    101 Crain Highway, S.E., Glen Burnie, Maryland 21061

Item 2(a).          Name of Person Filing:

                    This Schedule 13G is being filed on behalf of the following Reporting Person:

                    John E. Demyan

Item 2(b).          Address of Principal Business Office or, if none, Residence:

                    101 Crain Highway, S.E., Glen Burnie, Maryland 21061

Item 2(c).          Citizenship:

                    USA

Item 2(d).          Title of Class of Securities:

                    Common Stock, par value $1.00 per share

Item 2(e).          CUSIP Number:

                    377407 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b),or 13d-2(b), check whether the person filing is a:

                    Not applicable.

Item 4.             Ownership:

                    As  of  December  31,  2002,   the  following   shares  were
                    beneficially owned by the Reporting Person:

                    (a)   Amount beneficially owned:                                                     156,162
                    (b)   Percent of class:                                                                 9.3%
                    (c)   Number of shares as to which such person has:
                          (i)      Sole power to vote or to direct the vote:                             156,162
                          (ii)     Shared power to vote or to direct the vote:                                 0
                          (iii)    Sole power to dispose or to direct the disposition of:                156,162
                          (iv)     Shared power to dispose or to direct the disposition of:                    0

Item 5.             Ownership of Five Percent or Less of a Class:

                    Not applicable.

Item 6.             Ownership of  More  than  Five  Percent on Behalf of Another
                    Person:

                    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                    Not applicable.

Item 8.             Identification and Classification of Members of the Group:

                    Not applicable.

Item 9.             Notice of Dissolution of Group:

                    Not applicable.

Item 10.            Certification:

                    Not applicable.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  February 12, 2003


                                                  /s/ John E. Demyan
                                            ------------------------------------
                                            John E. Demyan



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